DWS SCUDDER EDUCATION

WHAT ARE COMMODITIES?

WHAT ARE COMMODITIES?

Commodities are the raw materials used to make the finished products that we consume in our everyday lives. All tangible goods start as commodities.

▪	Refined crude oil becomes the gasoline that runs the cars we drive
▪	Corn, wheat and sugar are staple ingredients in the foods we eat
▪	Treated cotton is woven into the clothes we wear

COMMODITIES ARE USUALLY CATEGORIZED INTO SECTORS:

Sector	Commodities Included in Sector
Energy	Crude Oil, Heating Oil, Natural Gas
Industrial Metals	Aluminum, Copper, Lead, Nickel, Zinc
Precious Metals	Gold, Silver
Agriculture	Wheat, Corn, Soybeans, Sugar, Coffee, Cotton, Cocoa
Livestock	Live Cattle, Lean Hogs, Feeder Cattle

WHY INVEST IN COMMODITIES?

WHY INVEST IN COMMODITIES?

Investing in commodities may provide several benefits

NEGATIVE CORRELATION TO TRADITIONAL INVESTMENTS (STOCKS & BONDS)
We believe that commodity sector returns can demonstrate negative correlation to the returns of traditional asset classes such as stocks (i.e., the S&P 500TM) and bonds (i.e., US Treasury Notes). This means that as stock and bond returns decrease, commodity sector returns may increase and vice versa.

HEDGE AGAINST INFLATION
Conversely, we also believe that commodity sector returns can be positively correlated with inflation. This means that as inflation increases, commodity sector returns may increase and provide a hedge against rising inflation.

REDUCTION IN PORTFOLIO VOLATILITY
Commodities, in our opinion, may also reduce the volatility of a balanced, medium-to-long term portfolio. When commodity returns are negatively correlated with traditional investments, a relatively small allocation to commodities may reduce the volatility of a balanced, medium-to-long term financial portfolio through this negative correlation.

EXPOSURE TO GLOBAL ECONOMIC GROWTH
Growth in emerging economies may increase commodity demand. Emerging market economies, such as India and China, may need more ‘soft’, agricultural commodities as their populations grow and diets change. They also may need more ‘hard’ industrial metal commodities as their infrastructure grows and demand for automobiles increases.

INVESTING IN COMMODITIES

HOW CAN YOU INVEST IN COMMODITIES?

Investors may gain exposure to commodities in a variety of ways

Commodity Indices – Investment in indices that replicate the performance of a commodity or group of commodities without the need to take physical delivery of the underlying commodities

Ownership of Physical Assets – Ownership of the farmlands, oil fields or timberlands that produce commodities

Royalty Trusts, Partnerships and Exchange Traded Funds – Shares of holding companies specifically designed to invest in commodity producing companies and assets

Managed Futures Accounts – Investment in an actively managed account similar to a mutual fund where futures contracts (financial contracts obligating a buyer to purchase a physical commodity at a predetermined price at a future date) are held as part of an investment portfolio

Equity Investing – Ownership through shares of a commodity producing entity such as an oil company or an agribusiness firm

FOCUS ON COMMODITY INDICES

WHY USE COMMODITY INDICES?

Commodity indices provide investors with a number of potential benefits

Simple asset allocation solution – Investment in a broad based commodity index provides exposure to multiple sectors (e.g., energy, industrial metals, agriculture, etc.) through one convenient vehicle

‘Rule based’ index returns – Formula–driven commodity indices help to eliminate active manager risks such as style drift and key-man concerns that may be associated with investments in partnerships and managed accounts

Flexible access and payout profiles – Exposure to commodity indices may be gained through a variety of investment products that can provide for full or partial principal protection with the potential of leverage on the upside

Pure commodity exposure to eliminate corporate risk – Equity ownership through commodity producing firms carries corporate performance risk unrelated to the price of the commodity (e.g., an accounting scandal at a gold mining company might send its stock price lower even as the price of gold rises)

Greater liquidity – Commodity index based investments, such as structured notes, may provide greater liquidity than other investments such as investment partnerships or ownership of physical assets

WHAT ARE THREE PRIMARY QUESTIONS TO BE ANSWERED BEFORE INVESTING IN A COMMODITY INDEX?

▪ What commodities are included and in what proportion?
▪ What are the selection, weighting and rebalancing criteria?
▪ Which specific futures contracts are used for each commodity and how are these futures contracts ‘rolled’ (i.e., what do the index rules say to do when a futures contract expires)?

THE DEUTSCHE BANK COMMODITY INDICES

THE DEUTSCHE BANK COMMODITY INDICES

The suite of Deutsche Bank Liquid Commodity Indices was designed to capitalize on perceived inefficiencies in other commodity indices by addressing the number of commodities in the index, selection and weighting criteria, as well as roll methodology.

Deutsche Bank Liquid Commodity IndexTM (DBLCI),
Deutsche Bank Liquid Commodity Index – Mean ReversionTM (DBLCI–MR) and
Deutsche Bank Liquid Commodity Index – Optimum YieldTM (DBLCI–OY).

The suite of Deutsche Bank Commodity Indices include many other indices, some of which track the performance of specific sectors (e.g., agriculture, energy, etc.) and others that track performance of single commodities.

DEUTSCHE BANK LIQUID COMMODITY INDEX

DEUTSCHE BANK LIQUID COMMODITY INDEXTM (DBLCI)

Efficient exposure to the most liquid commodities

When was the DBLCITM launched and what commodities are included?

The Deutsche Bank Liquid Commodity IndexTM (DBLCI) was launched in February 2003 and tracks the performance of six commodities across four broad sectors: WTI crude oil & heating oil (Energy), aluminum (Industrial Metals), gold (Precious Metals), and corn & wheat (Agriculture).

What are the futures selection, weighting and rebalancing criteria?

The commodity futures contracts chosen represent the most liquid contracts in their respective sectors. The DBLCITM has constant weightings for each of the six underlying commodities that reflect world production and inventory, providing a diverse and balanced exposure to the entire commodity universe. The index is rebalanced annually in the first week of November.

What is the roll methodology?

The futures contract roll schedule is fixed, with energy contracts rolled monthly and metal and agriculture contracts rolled annually.*

DEUTSCHE BANK LIQUID COMMODITY INDEX TM (DBLCI) COMPOSITION

*See pages 13-14 for a more detailed explanation of roll yield and roll methodology.

DEUTSCHE BANK LIQUID COMMODITY INDEX - MEAN REVERSION

DEUTSCHE BANK LIQUID COMMODITY INDEX -
MEAN REVERSIONTM (DBLCI-MR)

Enhanced exposure to commodities via a sector-allocation methodology

When was the DBLCI-MRTM launched and what commodities are included?
Launched at the same time as the DBLCITM in February 2003, the DBLCI-Mean Reversion tracks the performance of the same six commodities in four broad sectors as the DBLCITM: WTI crude oil & heating oil (Energy), aluminum (Industrial Metals), gold (Precious Metals), and corn & wheat (Agriculture).

What are the futures selection, weighting and rebalancing criteria?
The commodity futures contracts chosen represent the most liquid contracts in their respective sectors. In contrast to the constant weighting and annual rebalancing of the DBLCITM, the DBLCI-MRTM has the potential to be rebalanced on a daily basis. The commodity weights are reset every time any one of the included commodities undergoes a ‘trigger event’. A trigger event occurs when the one-year moving average of the commodity’s daily closing prices differs by more than +/- 5% from the five-year moving average. When this happens, the weights of each included commodity are rebalanced such that ‘relatively expensive’ commodities have their weights reduced while ‘relatively inexpensive’ commodities have their weights increased according to a simple, pre-defined formula. Essentially, ‘relatively expensive’ commodities are sold and ‘relatively inexpensive’ commodities are purchased. The entire process is rule-based and mandatory.

Why does this Index employ a rule based rebalancing methodology?
The DBLCI-MRTM attempts to underweight ‘relatively expensive’ commodities and overweight ‘relatively inexpensive’ commodities based on the rationale that as the prices of commodities rise, new production capacity is brought on line to benefit from higher prices. Consequently, as prices rise, demand for the commodity should begin to fall as it faces competition from cheaper substitutes.

DEUTSCHE BANK LIQUID COMMODITY INDEX - MEAN REVERSION

WHAT IS THE ROLL METHODOLOGY?

The futures contract roll schedule is fixed, with energy contracts rolled monthly and metal and agriculture contracts rolled annually. In order to avoid physical delivery of the underlying commodity at the futures contract’s expiration the DBLCI-MRTM index will notionally sell its current long futures position and invest in a longer dated futures contract of the same underlying commodity.

DEUTSCHE BANK LIQUID COMMODITY INDEX – MEAN REVERSIONTM (DBLCI-MR) HISTORIC COMPOSITION

Rebalancing
▪	Potentially Daily, based on ‘Trigger Level’ of +/- 5%
▪
Each Commodity is underweighted when its one year moving average is greater than the five year moving average by 5% and overweighted when the one year moving average is less than the five year moving average by 5%

Roll Methodology
Energy: Monthly
Others: Annually

Source: Deutsche Bank

DEUTSCHE BANK LIQUID COMMODITY INDEX-OPTIMUM YIELD

DEUTSCHE BANK LIQUID COMMODITY INDEX-
OPTIMUM YIELDTM (DBLCI-OY)

Enhanced exposure to commodities while maximizing roll yield

WHEN WAS THE DBLCI-OY TM LAUNCHED AND WHAT COMMODITIES ARE INCLUDED?
The Deutsche Bank Liquid Commodity Index – Optimum YieldTM (DBLCI-OY) was launched in May 2006 and, like the DBLCITM and DBLCI-MRTM, tracks the performance of six commodities across four broad sectors: WTI crude oil & heating oil (Energy), aluminum (Industrial Metals), gold (Precious Metals), and corn & wheat (Agriculture).

WHAT ARE THE SELECTION, WEIGHTING AND REBALANCING CRITERIA?
Like the DBLCITM, the DBLCI-OYTM has a base weighting for each of the six commodities that reflect world production and inventory, providing a diverse and balanced exposure to the entire commodities universe. The index is rebalanced annually in the first week of November.

WHAT IS THE ROLL METHODOLOGY?
Unlike the DBLCITM and DBLCI-MRTM, the DBLCI-OYTM uses a rule-based optimum yield methodology that seeks to enhance returns by attempting to maximize the ‘roll yield’ between futures contracts. The optimum yield methodology was designed to address the dynamic nature of commodity forward curves. Instead of employing a fixed roll schedule, the DBLCI-OYTM selects futures contracts that either maximize the positive roll yield in backwardated (downward sloping) forward curves or minimize the negative roll yield in contangoed (upward sloping) forward curves.

A CLOSER LOOK AT ROLL YIELD: RIDING THE COMMODITY CURVES

A CLOSER LOOK AT ROLL YIELD: RIDING THE COMMODITY CURVES

An often overlooked source of returns for commodity investments is the roll yield, which results from buying a futures contract at a price different from the spot price and holding that contract until its price converges to that of the spot market at maturity.

In a ‘backwardated’ market, the futures price is lower than the current (spot) price. This means the futures contract is purchased at a discount to spot. If prices do not change over the life of the contract, a positive roll yield is captured as the contract rolls up the curve towards the higher spot price.

Conversely, in a ‘contangoed’ market, the futures price is higher than the spot price. This means the futures contract is purchased at a premium to spot. If prices do not change over the life of the contract, a negative roll yield is produced as the contract rolls down the curve towards the lower spot price.

At any given time, the curve of futures contracts for a commodity can be either in contango, in backwardation or a combination of both.

HYPOTHETICAL ROLL METHODOLOGY

A CLOSER LOOK AT ROLL YIELD: RIDING THE COMMODITY CURVES

Deutsche Bank developed the Optimum Yield Methodology to attempt to maximize potential roll yield. While most commodity indices simply roll to the first or second futures contract with no consideration given to roll yield potential, Deutsche Bank’s innovative methodology analyzes each commodity’s forward curve out 13 months and purchases the contract that potentially maximizes positive roll yield or minimizes negative roll yield.

The roll yield may not always be positive but the Optimum Yield Methodology has, on average over the last 10 years, added 2.14% to the performance of the DBLCI-OYTM1.

EXAMPLE OF COMMODITY FUTURES PRICE CURVE	WTI CRUDE OIL COMMODITY FUTURES PRICE CURVE ON JULY 13, 2007
The West Texas Intermediate (Crude Oil) futures curve on July 13, 2007 exhibited both contangoed and backwardated characteristics.

If an investor bought the September 2007 futures contract at $74.13 and the spot price remained unchanged at $73.93, a negative roll yield of $0.20 would result at the time of expiry.

If that same investor bought the February 2008 futures contract at $73.75 and the spot price remained unchanged at $73.93, a positive roll yield of $0.18 would result at the time of expiry.

1 Bloomberg Markets. Past performance is not indicative of future investment results.

DBLCI SUITE OF INDICES AND OTHER POPULAR COMMODITY INDICES

DBLCITM SUITE OF INDICES AND OTHER
COMMODITY INDICES

The Suite of Deutsche Bank Liquid Commodity Indices is just one of many ways to gain exposure to commodities.

As previously discussed, commodities indices may be distinguished by the following factors: 1) number of commodities, 2) rebalancing methodology and 3) futures roll methodology.

Two commonly referenced commodity indices are the Standard & Poor’s Goldman Sachs Commodity Index (S&PGSCITM) and the Dow Jones AIG Commodity Index (DJAIGCITM) 2. Detailed below is how the DBLCI suite of indices differ from the S&PGSCITM and the DJAIGCITM.

Number of Commodities

While the DBLCITM suite of indices employs six commodities, the S&PGSCITM and DJAIGCITM, contain 24 and 19 commodities, respectively. The DBLCITM family of indices utilizes the lowest number of futures contracts, choosing the most liquid and representative contracts from each commodity sector. The lower number of futures contracts does not, in our view, come at the cost of diminishing the representation of the commodities market by the DBLCI suite of indices. Indeed, the DBLCI indices show strong spot return correlation with the broader based S&PGSCITM.3

2 S&PGSCITM & DJAIGCITM disclaimers detailed on Page 18.
3 Source: Deutsche Bank Global markets Research, Deutsche Bank Guide to Commodity Indices, Page 10, Published July 2007.

DBLCI SUITE OF INDICES AND OTHER POPULAR COMMODITY INDICES

Rebalancing Methodology
Most commodity indices, including the DBLCITM, DBLCI-OYTM, DJAIGTM and S&PGSCITM, are rebalanced annually based upon world production and inventory. The DBLCI-MRTM is the only commodity index that does not have a fixed rebalancing schedule. Instead, it adjusts weights according to a rule-based methodology that attempts to underweight ‘relatively expensive’ commodities and overweight ‘relatively inexpensive’ commodities. The DBLCI-MRTM attempts to benefit from price changes as additional commodity production capacity is introduced.

Rolling Futures Methodology
Most commodity indices, including DBLCITM, DBLCI-MRTM, DJAIGTM and S&PGSCITM, roll contracts according to a fixed schedule without regard to the shape of forward curves. The DBLCI-OYTM seeks to enhance returns by optimizing how futures contracts are rolled. The DBLCI-OYTM evaluates the roll yield of the futures contract curve, an often-overlooked potential source of commodities returns. The DBLCI-OYTM selects futures contacts that potentially maximize the positive roll yield in backwardated forward curves and minimizes the negative roll yield in contangoed forward curves.

SECTOR WEIGHTS COMPARED

COMPARISON OF DBLCI SUITE INDICES

DBLCI Suite of Indices
	DJAIGCI TM	S&PGSCITM	DBLCITM	DBLCI- MRTM	DBLCI- OYTM
Number of Commodities	19	24	6	6	6
Launch Date	July 1998	January 1991	February 2003	February 2003	May 2006
Historical Data Reference Start Date	January 1991	January 1970	December 1988	December 1988	December 1988
Rebalancing Methodology	Annually	Annually	Annually	Dynamic rule based upon one and five year moving averages	Annually
Rolling Methodology	Six times per year	Monthly	Monthly for energy contracts, annually for non-energy contracts	Monthly for energy contracts, annually for non-energy contracts	Dynamic rules based upon Optimum Yield Methodology

HISTORICAL PERFORMANCE

HISTORICAL PERFORMANCE

The chart and table below detail the historical performance of each of the DBLCITM, DBLCI-MRTM, DBLCI-OYTM, S&PGSCITM and DJAIGCITM indices from January 1, 1991 (the first date that data exists for all indices) through December 31, 2007.4 The DBCLITM and DBCLI-MRTM were launched in February 2003. The DBCLI-OYTM was launched in May 2006.

PERFORMANCE

COMPOUND ANNUALIZED EXCESS RETURN (AS OF DECEMBER 31, 2007)

			DBLCI Suite of Indices
	DJAIGCI TM	S&PGSCITM	DBLCITM	DBLCI-MRTM	DBLCI-OYTM
1 Year	11.1%	26.8%	34.7%	42.5%	26.8%
2 Year	4.0%	1.3%	17.8%	40.8%	18.9%
3 Year	8.3%	7.7%	16.5%	26.9%	21.8%
4 Year	8.1%	9.6%	18.8%	26.6%	25.3%
5 Year	10.9%	11.5%	19.5%	25.5%	25.3%
10 Year	5.1%	5.5%	12.2%	12.7%	14.3%
Sharpe	0.68	0.51	0.95	1.45	1.43

Sharpe Ratio is based upon the five year period ending December 31, 2007. Source: Bloomberg, Deutsche Bank

4 Past performance is not indicative of future investment results. All Deutsche Bank commodity index levels shown which precede the launch date of the relevant index have been retrospectively calculated based on actual historical commodity forward rates using the index’s methodology. Although the Deutsche Bank believes that this retrospective calculation represents accurately and fairly how the indices would have performed prior to their respective launch dates, the indices did not, in fact, exist prior to their launch dates. No actual investment that allowed a tracking of the performance of the indices was possible at anytime prior to their respective launch dates.

GLOSSARY

KEY TERMS:

Backwardated – a downward sloping forward curve where futures contracts closer to current delivery are more expensive than those contracts with later delivery.

Contangoed – an upward sloping forward curve where futures contracts closer to current delivery are cheaper than those contracts with later delivery.

Correlation – the degree to which one asset moves similarly in direction to the moves of another asset.

Diversification – spreading an investment over various assets and instruments in order to reduce investment risk

Forward Curve – a curve representing the relationship between the current (spot) price and the future prices over various future delivery dates.

Mean Reversion – the concept that as time passes the price of a financial instrument will move towards its average price.

Optimum YieldTM – a futures roll methodology developed by Deutsche Bank that seeks to maximize positive roll returns and minimize negative roll returns.

Volatility – a measure of the degree of unpredictable price change of an asset over a specific period of time.

RETURNS:

Spot Returns – the change in value of an index resulting from the day-to-day price movement of its underlying commodities.

Roll Returns (Roll Yield) – the change in value of a futures contract resulting from its movement over time along its forward curve.

Collateral Return – the return resulting from margin held as collateral against a futures position.

Excess Return – the sum of spot and roll returns.

Total Return – the sum of the excess return and the collateral returns.

S&P GSCISM Disclaimer – Products referencing the S&P GSCI Index are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”). Standard & Poor’s does not make any representation or warranty, express or implied, to the owners of such product(s) or any member of the public regarding the advisability of investing in securities generally or in such product(s) particularly or the ability of S&P GSCI Index to track general commodity market performance. S&P’s only relationship to Deutsche Bank AG is the licensing of certain trademarks and trade names of S&P and of S&P GSCI Index, which indices are determined, composed and calculated by S&P without regard to Deutsche Bank AG or such product(s). S&P has no obligation to take the needs of Deutsche Bank AG or the owners of such product(s) into consideration in determining, composing or calculating S&P GSCI Index. S&P is not responsible for and have not participated in the determination of the timing of, prices at, or quantities of such product(s) to be issued or in the determination or calculation of the equation by which the S&P GSCI Index are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of such product(s).

S&P does not guarantee the accuracy and/or the completeness of S&PGSCI index or any data included therein and S&P shall have no liability for any errors, omissions, or interruptions therein. S&P makes no warranty, express or implied, as to results to be obtained by Deutsche Bank AG, owners of the products or any other person or entity from the use of S&PGSCI index or any data included therein. S&P makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the S&P indices or any data included therein. Without limiting any of the foregoing, in no event shall S&P have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages.

S&P GSCI Index is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by Deutsche Bank AG.

DJ-AIGCISM Disclaimer – “Dow Jones,” “AIG®” “Dow Jones-AIG Commodity Index SM”, and “DJ-AIGCI SM” are service marks of Dow Jones & Company, Inc. and American International Group, Inc. (“American I nternational Group”), as the case may be, and have been licensed for use for certain purposes by Deutsche Bank AG London. This presentation is not sponsored, endorsed, sold or promoted by Dow Jones, AIG International Inc. (“AIGI”), American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIGI, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in any product(s) as may be outlined in this presentation.

SELECTED RISK CONSIDERATIONS

What are some of the risks of investing in commodity indices?

Investing in commodity indices carries risks, which you should understand before you commit to any commodity index-linked investment.

Fixed investment strategy – Commodity indices are developed by reviewing historical market behavior and identifying a fixed investment strategy which may optimize investment returns based on that historical market behavior. The strategy may not work in certain market conditions or at all and, unlike an actively managed investment, cannot be altered for changes in market patterns or opportunities. For example, there is no guarantee that the strategy employed by either the DBCLI-OYTM or the DBCLI-MRTM will successfully exploit the market patterns which inform their methodology.

No rights to the commodities or commodity related instruments underlying the commodity indices – If you invest in a commodity index-linked security, you will have no right to the commodities or commodity related instruments (such as futures contracts) which underlie the commodity index

Commodity indices do not mitigate the risks of a commodity investment – The strategies employed by commodity indices do not mitigate the risks of investing in commodities. Some of these risks include fluctuations in market price of the commodities based on supply and demand, weather, political, economic and trade events and policies which impact the commodity markets, interest rate movements, foreign exchange rate movements, technological developments (including the development of substitutes for commodities) and specific risks for each individual commodity.

Conflicts of interest may exist between you and the sponsor of the commodity index – Deutsche Bank is responsible for making decisions about the composition and calculation of its commodity indices. If you invest in commodity index-linked products issued by Deutsche Bank, Deutsche Bank may exercise discretions concerning the commodity index or the investment product which are contrary to your interests. Accordingly, conflicts of interest may arise between you, as an investor in commodity index-linked products, and Deutsche Bank.

Commodity indices carry risks relating to the trading of futures contracts – As commodity indices track the performance of commodity futures contracts, they also carry risks associated with such contracts. For example, the markets on which the futures contracts trade could have policies concerning prices or trading (such as “limit prices”) which may affect the trading of futures contracts and therefore the value of the commodity index. The absence of such policies may also expose you to greater risk, particularly in a declining market where the absence of limit prices means that the market can free-fall without limitation. Reduced or impaired liquidity in the market for commodity futures contracts may also affect the value of a commodity index.

Price patterns in the underlying futures contracts could adversely affect the value of the commodity index – Contangoed markets carry the risk that negative roll yield may be realized upon a roll of the futures contracts underlying a commodity index. Certain commodities included in the commodity indices have historically traded in contangoed markets. While the DBCLI-OYTM attempts to minimize any negative roll yield, there is no guarantee that it will be successful in doing so and further, the methodologies of each of the DBCLITM and DBCLI-MRTM do not address the risk of negative roll yield.

Correlation of commodity returns to traditional investment returns and inflation may vary – The degree and direction of any correlation of commodity sector returns with the returns of traditional investments (such as stocks or bonds) and inflation may change over time and over differing time periods. Changes and events in markets, economies and governmental policies may alter the historical or understood levels and directions of commodity sector return correlation. Alterations in the degree or direction of the correlation of commodity sector returns with traditional investments and inflation may negatively impact the effect of allocations of commodities (including through a commodity index) to your portfolio, potentially leading to increased portfolio volatility and reduced returns. Further, individual commodities may show differing degrees and directions of correlation with traditional investments and inflation than the commodity sector as a whole.

In addition to risks related to commodity indices generally, you should also review any specific risks which relate to any particular investment product linked to a commodity index before you invest in that product.

Before purchasing a structured product, investors should carefully consider the risks associated with an investment in the structured product and whether the structured product is a suitable investment for them. Before investing, prospective investors should read the prospectus relating to the particular structured product. In addition, investors are encouraged to consult with their investment, legal, accounting, tax and other advisers in connection with any investment in a structured product.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-311-4409.

X-markets is the Deutsche Bank worldwide platform for structured notes. DWS Scudder is the US retail brand name of Deutsche Asset Management (DeAM), the global asset management division of Deutsche Bank AG.

ISSUER FREE WRITING PROSPECTUS File Pursuant to Rule 433 Registration Statement No. 333-137902 Dated: April 18, 2008
DWS Scudder is part of Deutsche Asset Management, which represents the US asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Investment Management Americas Inc. and DWS Trust Company.

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